Exhibit 99.5

NEWS RELEASE
NYSE-MKT, TSX: NG

NOVAGOLD Announces First Quarter 2013 Financial Results and
Completion of the Public Scoping Phase of Permitting at Donlin Gold

▶	Donlin Gold progressed with the successful and timely completion of the public comment period, a key step towards permitting

▶	Discovered Legacy zone adjacent to the Central Pit at Galore Creek

▶	NOVAGOLD further strengthened its financial position and management team

April 10, 2013 - Vancouver, British Columbia – NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) announced results for its first quarter ended February 28, 2013 and gave an update on the permitting process for its flagship Donlin Gold project in Alaska. With approximately US$300 million in cash and cash equivalents at the end of the first quarter, NOVAGOLD has a strong balance sheet and more than sufficient cash to fulfill all of its current financial obligations as well as fund the advancement of the Donlin Gold project through the permitting process and support ongoing activities at its Galore Creek project in British Columbia.

Details of the Company’s financial results are described in the Unaudited Interim Condensed Consolidated Financial Statements and Management’s Discussion and Analysis (MDA) which, together with further details on each of the Company’s projects, including resource and reserve estimates, will be available on the Company’s website at www.novagold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated and all resource and reserve estimates are shown on a 100% project basis.

During the First Quarter in 2013, NOVAGOLD:

▶
Transitioned from the public scoping period into the Preliminary Draft Environmental Impact Statement (PDEIS) phase of permitting at Donlin Gold, having received positive and constructive reviews in all the public scoping meetings held in Alaska

▶	Reported the discovery of the new Legacy zone at Galore Creek, a 700-meter long mineralized zone, that remains open in all directions and is located adjacent to the main Central Pit

▶	Released significant intercepts from its 27,900-meter Galore Creek drilling program, expected to result in an increased resource endowment and improved future mine design

▶	Received $54.0 million in cash proceeds from the exercise of all remaining warrants

▶
Strengthened the management team with the appointment of Richard Williams to the position of Vice President Engineering and Development; Mr. Williams came to NOVAGOLD from Barrick Gold where he most recently led the successful design, construction and start-up of the Pueblo Viejo mine in the Dominican Republic

President’s Message

NOVAGOLD is off to a great start in 2013, with key deliverables achieved to further de-risk our flagship Donlin Gold project in Alaska and advance our Galore Creek project in British Columbia. After the first quarter, Donlin Gold is on track with its permitting activities with the recently completed public scoping phase of the process as per the schedule issued by the Army Corps of Engineers (the “Corps”), the lead permitting agency. The permitting process, which is expected to take 3-4 years to complete, is now well at hand and the Company can launch the PDEIS process. Important meetings were held in 13 villages and in Anchorage. During these well attended gatherings, local constituents directed constructive comments towards the Corps as part of the EIS process. This healthy atmosphere is a testament to the excellent work combined with an extensive community outreach that has been conducted by the Donlin Gold team over the last 16 years. Donlin Gold continues to enjoy the strong support of its principal stakeholders, including the Alaska Native Corporations - Calista Corporation and The Kuskokwim Corporation - the holders of the mineral and surface rights. Having completed several projects in the United States similar in size and scale to Donlin Gold, I am very pleased with where we are in terms of permitting at this stage.

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During the last quarter, we reported excellent drill results from our 2012 campaign at Galore Creek and announced the discovery of the new Legacy zone, a 700-meter long zone adjacent to the main Central Pit and which remains open in all directions. This discovery should allow us to extend the known mineralization well beyond the currently defined resources. With these positive drill results, we are well positioned to update Galore Creek’s resource endowment and further improve the overall economics of this project as we pursue the sale of our 50% share of this exceptional asset. If developed as envisioned in the Pre-Feasibility Study, Galore Creek is expected to become the largest and lowest-cost copper mine in Canada. This factor is particularly important considering the critical challenges copper miners face today in jurisdictions such as the Democratic Republic of Congo, Indonesia, Argentina, Mongolia, Chile and Peru.

During the quarter, we further strengthened the balance sheet with the receipt of $54 million in proceeds from the exercise of the remaining warrants. With approximately US$300 million in cash and cash equivalents at the end of the first quarter, NOVAGOLD has a strong balance sheet and more than sufficient cash to fulfill all of its current financial obligations as well as fund the advancement of the Donlin Gold project through the permitting process and support ongoing activities at its Galore Creek project in British Columbia.

Recently, we announced the appointment of Richard Williams as Vice President Engineering and Development. Richard will be responsible for all aspects related to the engineering and technical advancement of Donlin Gold and Galore Creek. In his 30-year career with Barrick Gold, he has developed and operated several major mines, with a particular focus on the design, construction and implementation of autoclave technology planned to be used to process ores at Donlin Gold. Most recently, he served as Project Director of the Pueblo Viejo operation in the Dominican Republic where he played a key role in designing and constructing four of the largest state-of-the-art autoclaves in the world.

Our accomplishments in the first quarter of 2013 came against a backdrop of tumultuous markets, especially among mining equities. Companies in our space remain under siege in many mining jurisdictions. In that context, NOVAGOLD is one of very few mine developers with assets located in two of the safest geo-political jurisdictions in the world. As investors become more focused on jurisdictional safety and stability, we expect NOVAGOLD to be recognized as an investment of choice among institutions seeking “premium valuation” among gold equities with projects characterized by superior grades of long-life ore bodies with substantial future production profile and significant exploration potential.

NOVAGOLD’s Donlin Gold project offers all of those qualities: size, superior grades, exploration potential and jurisdictional safety. With approximately 39 million ounces of gold in the Measured and Indicated resource categories and with a grade of 2.2 grams per tonne, Donlin Gold is the world’s largest known high-grade undeveloped open-pit gold deposit. Once in operation, it is expected to produce approximately 1,500,000 ounces of gold per year in the first five full years of production. Assuming no future expansions, it is expected to average well over 1,000,000 ounces per year over its present 27-year life. With these statistics, Donlin Gold is one of only six of the world’s gold mines producing or which have the potential to produce in excess of a million gold ounces per year and it is located in North America. This is further magnified by the fact that Donlin Gold’s currently delineated ore body covers only a three-kilometer portion of an eight-kilometer ore-bearing strike length. Our project’s exploration potential is truly remarkable.

In conclusion, I would like to extend my sincere appreciation to our shareholders and stakeholders for their incredible support and trust; our Board of Directors for its guidance and its shareholder-friendly and value-focused vision; our project teams for their hard work, dedication and expertise in the excellent management of our quality assets; the Governments and Native Corporations of the jurisdictions where we operate, who give us the foundation of support without which we could not develop our projects; and finally, our employees whose dedication and hard work help us deliver on our objectives laying out the foundation for maximizing the value of our assets for the benefit of our stakeholders.

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Results of Operations
in thousands of Canadian dollars, except for per share amounts
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Expenses(1)	3,474	5,866
Share-based payments	5,526	10,088
Finance costs, net	3,911	3,176
Foreign exchange gain (loss)	7,883	1,411
Gain (loss) on embedded derivative	(840)	27,778
Gain (loss) on derivative	(2,455)	18,543
Income (loss) for the period	(13,782)	16,769
Basic income (loss) per share	(0.05)	0.07
Diluted income (loss) per share	(0.05)	(0.01)
Cash and cash equivalents	309,345	342,576
(1)General and administrative, salaries and severance, professional fees, and corporate and development expenses.

Financial Results

For the first quarter ended February 28, 2013, the Company reported a net loss of $13.8 million (or $0.05 basic and diluted loss per share), compared to net income of $16.8 million (or $0.07 per share, basic and a loss of $0.01 per share, diluted) for the corresponding period in 2012. The variance in the first quarter was primarily due to the non-cash losses on embedded derivative and derivative liabilities related to U.S. dollar denominated convertible notes and common share warrants totaling $3.3 million compared to non-cash gains of $46.3 million in the first quarter 2012. The fair value of the embedded derivative and derivative liabilities vary with changes in the Company’s share price and changes in the U.S. dollar exchange rate. The Company’s operating loss decreased to $6.6 million in the first quarter of 2013 from $27.4 million in the first quarter of 2012 due to significantly lower expenses related to salaries, severance, share-based payments and administrative costs as a result of the corporate reorganization completed in 2012. Project maintenance, mineral property and decommissioning expenses were eliminated in the first quarter of 2013 compared to expenses of $5.1 million in the first quarter last year as a result of the 2012 spin-out of NovaCopper Inc. and the Ambler project, as well as the sale of the Rock Creek project. The Company’s combined share of project expenses at Donlin Gold and Galore Creek decreased to $5.5 million in the first quarter of 2013 from $7.7 million in the first quarter of 2012. Foreign exchange gains increased by $6.5 million in the first quarter of 2013 as the Company’s U.S. dollar holdings increased on a Canadian dollar basis. Net financing costs increased $0.7 million due to lower accretion from notes receivable and higher accretion on the convertible notes.

Liquidity and Capital Resource

Cash and cash equivalents was $309.3 million at February 28, 2013, an increase of $56.3 million from $253.0 million at November 30, 2012. The increase in cash during the first quarter of 2013 is primarily related to the receipt of $54.0 million in net proceeds from the exercise of all remaining warrants and foreign exchange gains of $11.6 million resulting from the strengthening of the U.S. dollar, partially offset by $9.3 million used in operating activities during the period. The Company has sufficient cash and cash equivalents available to repay US$95.0 million of outstanding convertible notes due in 2015 and to advance Donlin Gold through the expected three-to-four years of permitting. Holders of the convertible notes have the option to require the Company to repurchase the convertible notes on May 1, 2013. The Company currently expects that it will be required to repurchase all outstanding notes.

Cash used in operating activities was $9.3 million in the first quarter of 2013, a decrease of $15.3 million from the $24.6 million used in the first quarter of 2012. The decrease resulted from the successful reorganization of the Company in 2012 encompassing the spin-out of NovaCopper Inc., the sale of Alaska Gold Corporation which included Rock Creek, as well as a reduction in corporate overhead and administrative costs. The Company used $3.2 million to fund its share of expenditures at the Donlin Gold and Galore Creek projects in the first quarter of 2013, compared to $5.0 million in the first quarter of 2012.

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Outlook

NOVAGOLD remains on target with the previously released 2013 total project budget of US$30 million (of which the Company is responsible for 50%) to fund permitting, engineering, environmental and community development activities, as well as general and administrative expenses. Throughout the balance of the year, Donlin Gold anticipates that the Corps will draft the PDEIS, receive comments from the Federal and State agencies on the PDEIS in preparation for issuance of the draft EIS in 2014. In addition, Donlin Gold LLC will continue to optimize the project and evaluate third-party owner-operator agreements to reduce the up-front project capital costs. Sharing up-front costs with third-party operators and further optimizing the project design and layout are avenues that can significantly reduce initial capital costs. As the anticipated operating margins of the project are already robust, this emphasis could potentially have a significant impact on project returns.

At the Galore Creek project, GCMC also remains on target with the previously approved and released budget of $16 million (of which the Company is responsible for 50%) to fund work in updating the resource model with the latest 2012 drill results; test additional targets on the Legacy zone with approximately 10,000 meters of planned drilling; and potentially increase resources. NOVAGOLD continues to evaluate opportunities to monetize the value of Galore Creek.

Conference Call & Webcast Details

The conference call and webcast, to discuss these results, will take place April 11, 2013 at 8:00 am PDT (11:00 am EDT). The webcast and conference call-in details are provided below.

Webcast:	www.novagold.com
North American callers:	1-877-546-5021
International callers:	1-857-244-7553
Participant Passcode:	28327147

The webcast will be archived on NOVAGOLD’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 (North America), or 1-617-801-6888 (International), followed by your Access PIN: 14294618. For a transcript of the call please email info@novagold.com.

About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. Its flagship asset is the 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With a total of approximately 34 million ounces1 of gold in the Proven and Probable reserve categories (505 million tonnes at an average grade of approximately 2.1 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces of gold per year on a 100% basis. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is underway for the Donlin Gold project, a clearly defined process expected to take 3-4 years. NOVAGOLD also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NOVAGOLD is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and would apply the proceeds toward the development of Donlin Gold. NOVAGOLD has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.
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1 Proven and Probable reserves of 0.57 million ounces and 33.28 million ounces respectively (504.8 million tonnes at an average grade of approximately 2.09 grams per tonne) which are included in Measured and Indicated resources of 0.63 million ounces and 38.38 million ounces respectively (541 million tonnes at an average grade of approximately 2.2 grams per tonne).

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Please note: As part of the rebranding, the company has converted its primary domain to .com from .net, therefore, our website can now be accessed at www.novagold.com and all email formats within NOVAGOLD are now firstname.lastname@novagold.com. Please update your contacts accordingly.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” compiled by AMEC.  Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent Feasibility Study, each of whom are independent “qualified persons” as defined by NI 43-101.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of the project, statements relating to NOVAGOLD’s future operating and financial performance, outlook, and the potential sale of all or part of NOVAGOLD’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NOVAGOLD’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NOVAGOLD’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NOVAGOLD reports and documents filed with applicable securities regulatory authorities from time to time. NOVAGOLD’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NOVAGOLD assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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